AGIC Global Equity & Convertible Income Fund	Annual Shareholder
Meeting Results

The Fund held its annual meeting of shareholders on December 14, 2010. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
Election of James A. Jacobson – Class III to serve until 2013	4,967,037	54,098
Election of Alan Rappaport – Class I to serve until 2011	4,962,445	58,690

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, Hans W. Kertess,
William B. Ogden, IV and John C. Maney†, continue to serve as Trustees of the Fund.
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† Interested Trustee